Exhibit 12.1

ZILLOW, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS TO EARNINGS

(unaudited)

	Six Months Ended June 30, 2013		Year Ended December 31,

		2012	2011	2010	2009	2008	2007
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations	(13,979)	5,939	997	(6,837)	(12,966)	(21,904)	(21,786)
Assumed interest component of rental expense (1)	732	872	705	403	443	422	354

Total earnings available for fixed charges	(13,247)	6,811	1,702	(6,434)	(12,523)	(21,482)	(21,432)

Fixed Charges:
Assumed interest component of rental expense (1)	732	872	705	403	443	422	354

Total fixed charges	732	872	705	403	443	422	354

Preference Dividends:
Amount declared	—	—	—	—	—	—	—
Ratio of earnings to fixed charges	—	7.81	2.41	—	—	—	—
Deficiency of earnings to fixed charges	13,979	—	—	6,837	12,966	21,904	21,786
Ratio of combined fixed charges and preference dividends to earnings	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Estimated as one-third of operating lease expense.